Exhibit 12.1

Apple Hospitality REIT, Inc.
Ratio of Earnings to Fixed Charges
($'s in thousands)

	2015	2014	2013	2012	2011

Earnings
Pre-tax income from continuing operations	$118,186	$8,802	$83,338	$69,850	$51,222
Fixed charges	40,923	31,839	9,748	8,103	6,540
Amortization of capitalized interest	559	367	254	190	122
Capitalized interest	(1,548)	(1,927)	(679)	(663)	(538)
Earnings	$158,120	$39,081	$92,661	$77,480	$57,346

Fixed Charges
Interest expense	$32,943	$24,576	$9,017	$7,388	$5,980
Capitalized interest	1,548	1,927	679	663	538
Estimated interest component of rental expense	6,432	5,336	52	52	22
Fixed charges	$40,923	$31,839	$9,748	$8,103	$6,540

Ratio of Earnings to Fixed Charges	3.86	1.23	9.51	9.56	8.77